                   INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                  DEVELOPMENT
                                   [GRAPHIC]
                                   CONDENSED
                         QUARTERLY FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1997
                                  (UNAUDITED)

                   INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                  DEVELOPMENT

                                           IBRD Condensed Financial Statements 3

--------------------------------------------------------------------------------

Table of Contents
September 30, 1997

--------------------------------------------------------------------------------

Balance Sheet................................................................................................          4
Statement of Income..........................................................................................          5
Statement of Changes in Retained Earnings....................................................................          5
Statement of Cash Flows......................................................................................          6
Notes to Financial Statements................................................................................          7
Review Report of Independent Accountants.....................................................................         11

4  IBRD Codensed Financial Statements

--------------------------------------------------------------------------------

BALANCE SHEET
  EXPRESSED IN MILLIONS OF U.S. DOLLARS

--------------------------------------------------------------------------------

                                                                                    SEPTEMBER 30,
                                                                                        1997           JUNE 30,
                                                                                     (UNAUDITED)         1997
                                                                                  -----------------  ------------
ASSETS
Due from banks..................................................................     $       665      $      641
Investments
  Trading.......................................................................          18,846          17,229
  Held-to-maturity..............................................................           1,294           1,279
Securities purchased under resale agreements--Trading...........................              59              97
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed
  capital.......................................................................           1,900           1,902
Receivable from currency swaps
  Investments--Trading..........................................................           7,304           4,571
  Borrowings....................................................................          37,725          29,031
Other receivables...............................................................           2,360           2,678
Loans outstanding--Note B
  Total loans...................................................................         153,716         157,381
  Less undisbursed balance......................................................          50,164          51,576
                                                                                        --------     ------------
    Loans outstanding...........................................................         103,552         105,805
  Less accumulated provision for loan losses....................................           3,149           3,210
                                                                                        --------     ------------
    Loans outstanding net of accumulated provision..............................         100,403         102,595
                                                                                        --------     ------------
Other assets....................................................................           2,107           1,922
                                                                                        --------     ------------
Total assets....................................................................     $   172,663      $  161,945
                                                                                        --------     ------------
                                                                                        --------     ------------
LIABILITIES
Borrowings
  Short-term....................................................................     $     8,744      $    7,648
  Medium- and long-term.........................................................          87,209          89,031
                                                                                        --------     ------------
                                                                                          95,953          96,679
Securities sold under repurchase agreements and payable for cash collateral received
  Trading.......................................................................             521             294
  Held-to-maturity..............................................................              79          --
Payable for currency swaps
  Investments--Trading..........................................................           7,274           4,694
  Borrowings....................................................................          38,800          29,687
Payable for Board of Governors-approved transfers--Note C.......................             141             201
Other liabilities...............................................................           3,468           3,162
                                                                                        --------     ------------
      TOTAL LIABILITIES.........................................................         146,236         134,717
                                                                                        --------     ------------
EQUITY
Capital stock
  Authorized (1,558,478 shares--September 30, 1997 and June 30, 1997)
  Subscribed (1,512,211 shares--September 30, 1997 and June 30, 1997)...........         182,426         182,426
  Less uncalled portion of subscriptions........................................         171,378         171,378
                                                                                        --------     ------------
                                                                                          11,048          11,048

                                                                                    SEPTEMBER 30,
                                                                                        1997           JUNE 30,
                                                                                     (UNAUDITED)         1997
                                                                                  -----------------  ------------
Deferred amounts to maintain value of currency holdings of paid-in capital
  stock.........................................................................            (303)           (106)
Payments on account of pending subscriptions....................................               7               7
Retained earnings (see Statement of Changes in Retained Earnings, Note C).......          15,956          16,194
Cumulative translation adjustment...............................................            (281)             85
                                                                                        --------     ------------
      TOTAL EQUITY..............................................................          26,427          27,228
                                                                                        --------     ------------
Total liabilities and equity....................................................     $   172,663      $  161,945
                                                                                        --------     ------------
                                                                                        --------     ------------

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                           IBRD Codensed Financial Statements  5

--------------------------------------------------------------------------------

STATEMENT OF INCOME
  EXPRESSED IN MILLIONS OF U.S. DOLLARS

--------------------------------------------------------------------------------

                                                                                            THREE MONTHS ENDED
                                                                                               SEPTEMBER 30
                                                                                               (UNAUDITED)
                                                                                           --------------------
                                                                                             1997       1996
                                                                                           ---------  ---------
Income
  Loans--Note B..........................................................................  $   1,694  $   1,919
  Investments
    Trading..............................................................................        255        164
    Held-to-maturity.....................................................................         40         25
  Securities purchased under resale agreements...........................................          6         18
  Other..................................................................................          2          3
                                                                                           ---------  ---------
      Total income.......................................................................      1,997      2,129
                                                                                           ---------  ---------
Expenses
  Borrowings.............................................................................      1,464      1,561
  Securities sold under repurchase agreements and payable for cash collateral received...         22         12
  Administrative--Note D.................................................................        149        170
  Provision for loan losses--Note B......................................................         12         31
  Other..................................................................................          4          2
                                                                                           ---------  ---------
      Total expenses.....................................................................      1,651      1,776
                                                                                           ---------  ---------
OPERATING INCOME.........................................................................        346        353
Less contributions to special programs...................................................         30         30
                                                                                           ---------  ---------
NET INCOME...............................................................................  $     316  $     323
                                                                                           ---------  ---------
                                                                                           ---------  ---------

--------------------------------------------------------------------------------

STATEMENT OF CHANGES IN RETAINED EARNINGS
  EXPRESSED IN MILLIONS OF U.S. DOLLARS

--------------------------------------------------------------------------------

                                                                                         THREE MONTHS ENDED
                                                                                            SEPTEMBER 30
                                                                                            (UNAUDITED)
                                                                                        --------------------
                                                                                          1997       1996
                                                                                        ---------  ---------
Retained earnings at beginning of the fiscal year.....................................  $  16,194  $  16,099
  Board of Governors-approved transfers--Note C.......................................       (554)    --
  Net income for the period...........................................................        316        323
                                                                                        ---------  ---------
Retained earnings at end of the period................................................  $  15,956  $  16,422
                                                                                        ---------  ---------
                                                                                        ---------  ---------

6  IBRD Codensed Financial Statements

--------------------------------------------------------------------------------

STATEMENT OF CASH FLOWS
  EXPRESSED IN MILLIONS OF U.S. DOLLARS

--------------------------------------------------------------------------------

                                                                                               THREE MONTHS ENDED
                                                                                                  SEPTEMBER 30
                                                                                                  (UNAUDITED)
                                                                                              --------------------
                                                                                                1997       1996
                                                                                              ---------  ---------
Cash flows from lending and investing activities
  Loans
    Disbursements...........................................................................  $  (3,289) $  (3,446)
    Principal repayments and prepayments....................................................      3,143      2,989
  Investments: Held-to-maturity
    Purchases...............................................................................     (6,161)    (1,736)
    Maturities..............................................................................      6,181      1,755
                                                                                              ---------  ---------
      Net cash used in lending and investing activities.....................................       (126)      (438)
                                                                                              ---------  ---------
Cash flows used for payments for Board of Governors-approved transfers......................       (608)       (85)
Cash flows from financing activities
  Medium- and long-term borrowings
    New issues..............................................................................      4,597      3,943
    Retirements.............................................................................     (4,337)    (2,519)
  Net short-term borrowings.................................................................      1,089        870
  Net currency swaps........................................................................        112        (60)
  Net capital stock transactions............................................................         31         13
                                                                                              ---------  ---------
      Net cash provided by financing activities.............................................      1,492      2,247
                                                                                              ---------  ---------
Cash flows from operating activities
  Net income................................................................................        316        323
  Adjustments to reconcile net income to net cash provided by operating activities
    Depreciation and amortization...........................................................        185         99
    Provision for loan losses...............................................................         12         31
    Net changes in other assets and liabilities.............................................        (89)        (6)
                                                                                              ---------  ---------
      Net cash provided by operating activities.............................................        424        447
                                                                                              ---------  ---------
Effect of exchange rate changes on unrestricted cash and liquid investments.................        (87)        28
                                                                                              ---------  ---------
Net increase in unrestricted cash and liquid investments....................................      1,095      2,199
Unrestricted cash and liquid investments at beginning of the fiscal year....................     16,829     14,730
                                                                                              ---------  ---------
Unrestricted cash and liquid investments at end of the period...............................  $  17,924  $  16,929
                                                                                              ---------  ---------
                                                                                              ---------  ---------
Composed of
  Investments held in trading portfolio.....................................................  $  18,846  $  17,432
  Unrestricted currencies (included in Due from banks)......................................         24         30
  Net payable for investment securities traded/purchased....................................       (514)      (711)
  Net receivable from currency swaps--Investments...........................................         30         19
  Net (payable) receivable for securities purchased/sold under resale/repurchase agreements
    and payable for cash collateral received................................................       (462)       159
                                                                                              ---------  ---------
                                                                                              $  17,924  $  16,929
                                                                                              ---------  ---------
                                                                                              ---------  ---------
Supplemental disclosure
  Increase (decrease) in ending balances resulting from exchange rate fluctuations
    Loans outstanding.......................................................................  $  (2,399) $    (116)

    Investments: Held-to-maturity...........................................................        (44)        15
    Borrowings..............................................................................     (2,285)       (57)
    Currency swaps--Borrowings..............................................................        307     --

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                           IBRD Codensed Financial Statements  7

--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE A--FINANCIAL INFORMATION

    The unaudited condensed financial statements should be read in conjunction with the June 30, 1997 financial statements and the notes included therein. A review of the interim financial information for the three months ended September 30, 1997 was performed by IBRD's independent public accountants in accordance with standards established by the American Institute of Certified Public Accountants and with International Standards on Auditing. The interim financial information for the three month period ended September 30, 1996 is not covered by the accountants' report as IBRD has engaged new auditors from July 1, 1997. In the opinion of management, the condensed financial statements reflect all adjustments necessary for a fair presentation of IBRD's financial position.
The results of operations for the first three months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

    Certain reclassifications of the prior year's information have been made to conform to the current period's presentation.

NOTE B--LOANS AND GUARANTEES

WAIVERS OF LOAN INTEREST AND CHARGES

    On July 31, 1997, IBRD's Executive Directors approved a one-year interest waiver of 25 basis points on disbursed and outstanding loans for all payment periods commencing in the fiscal year ending June 30, 1998 for all eligible borrowers. A similar waiver of 25 basis points was in effect for the fiscal year ended June 30, 1997. In fiscal year 1995 IBRD's Executive Directors approved a one-time 10 basis point interest waiver, for two consecutive six-month interest periods, on multicurrency pool loans which a borrower converts from interest rate terms in effect between 1982 and 1989 to interest rate terms in effect since 1989. For the three months ended September 30, 1997, the combined effect of these waivers was to reduce Net Income by $61 million ($67 million--September 30, 1996).

    Further, on July 31, 1997, IBRD's Executive Directors approved a one-year commitment fee waiver of 50 basis points on undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ending June 30, 1998. A similar waiver of 50 basis points was in effect for the fiscal year ended June 30, 1997. For the three months ended September 30, 1997, the effect of the commitment fee waiver was to reduce Net Income by $54 million ($57 million--September 30, 1996).

OVERDUE AMOUNTS

    At September 30, 1997, principal installments of $4 million and interest and other charges of $2 million payable to IBRD on loans, other than those referred to in the following paragraph, were overdue by more than three months, and the aggregate principal amounts outstanding on these loans were $64 million.

    At September 30, 1997, loans made to or guaranteed by certain member countries and the Federal Republic of Yugoslavia (Serbia and Montenegro) with an aggregate principal balance outstanding of $2,057 million ($2,360 million--June 30, 1997), of which $1,074 million ($1,314 million--June 30, 1997) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $910 million ($893 million--June 30, 1997). If these loans had not been in nonaccrual status, income from loans for the three months ended September 30, 1997 would have been higher by $31 million ($44 million--September 30, 1996).

8  IBRD Codensed Financial Statements

--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------

    A summary of countries with loans or guarantees in nonaccrual status follows:

IN MILLIONS
                                                                                SEPTEMBER 30, 1997
                                                               ----------------------------------------------------

                                                                PRINCIPAL   PRINCIPAL, INTEREST      NONACCRUAL
BORROWER                                                       OUTSTANDING  AND CHARGES OVERDUE  SINCE
                                                                                                 ------------------
WITH OVERDUES
  Congo, Democratic Republic of..............................   $      83        $      72       November 1993
  Iraq.......................................................          44               68       December 1990
  Liberia....................................................         138              251       June 1987
  Sudan......................................................           6                4       January 1994
  Syrian Arab Republic.......................................          86              256       February 1987
  Yugoslavia, Federal Republic of (Serbia/ Montenegro).......       1,128            1,333       September 1992
                                                               -----------          ------
Total........................................................       1,485            1,984

WITHOUT OVERDUES
  BOSNIA AND HERZEGOVINA.....................................         572           --           SEPTEMBER 1992
                                                               -----------          ------
TOTAL........................................................   $   2,057        $   1,984
                                                               -----------          ------
                                                               -----------          ------

--------------------------------------------------------------------------------

    On July 27, 1997, the Syrian Arab Republic and IBRD entered into an agreement covering, among other things, the application of payments by Syria of its overdue principal, interest, and charges. Under this agreement, Syria paid the overdue principal to IBRD in one payment of $263 million on September 2, 1997. IBRD incurred a present value loss of $46 million which has been considered in the determination of the Accumulated Provision for Loan Losses.

    On November 3, 1997, loans made to or guaranteed by the Republic of Congo were placed in nonaccrual status. The aggregate principal balance outstanding on these loans at September 30, 1997 was $74 million, of which $7 million was overdue. At September 30, 1997, overdue interest and other charges in respect of these loans totalled $3 million. Income previously accrued on these loans but not yet received at September 30, 1997, amounting to $4 million, was included in Retained Earnings and income from loans for the three months ended September 30, 1997.

    The average recorded investment in nonaccruing loans during the three months ended September 30, 1997 was $2,257 million ($2,537 million--September 30, 1996).

    During the three months ended September 30, 1997 and September 30, 1996, no loans came out of nonaccrual status.

ACCUMULATED PROVISION FOR LOAN LOSSES

    An analysis of the changes to the Accumulated Provision for Loan Losses for the three months ended September 30, 1997 and for the fiscal year ended June 30, 1997 appears below:

IN
MILLIONS -----------------------------------------------------------------------------------------------------------
                                                                                            SEPTEMBER 30    JUNE 30
                                                                                            -------------  ---------
Balance, beginning of the fiscal year.....................................................    $   3,210    $   3,340
Provision for loan losses.................................................................           12           63
Translation adjustment....................................................................          (73)        (193)
                                                                                                 ------    ---------
Balance, end of the period................................................................    $   3,149    $   3,210
                                                                                                 ------    ---------
                                                                                                 ------    ---------

                                           IBRD Codensed Financial Statements  9

--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------

GUARANTEES

    Guarantees of $1,752 million at September 30, 1997 ($1,593 million--June 30,
1997) were not included in reported loan balances. At September 30, 1997, $386 million of these guarantees were subject to call ($148 million--June 30, 1997). IBRD also has partially guaranteed the timely payment of interest amounts on certain loans that have been sold. At September 30, 1997, these guarantees, approximating $0.3 million ($0.5 million--June 30, 1997), were subject to call.

FIFTH DIMENSION PROGRAM

    Under the International Development Association's (IDA) Fifth Dimension program established in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. Such supplementary IDA credits are allocated to countries that meet specified conditions, in proportion to each country's interest payments due that year on its pre-September 1988 IBRD loans. To be eligible for such IDA supplemental credits, a member country must meet IDA's eligibility criteria for lending, must be ineligible for IBRD lending and must not have had an IBRD loan approved within the last twelve months. To receive a supplemental credit from the program, a member country cannot be more than 60 days overdue on its debt-service payments to IBRD or IDA. At September 30, 1997, IDA had approved credits of $1,521 million ($1,526 million--June 30, 1997) under this program from inception, of which $1,471 million ($1,435 million--June 30, 1997) had been disbursed to the eligible countries.

NOTE C--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

    Retained Earnings is comprised of the following elements at September 30, 1997 and June 30, 1997:

IN
MILLIONS -------------------------------------------------------------------------------------
                                                                       SEPTEMBER 30   JUNE 30
                                                                       ------------  ---------
Special Reserve......................................................   $      293   $     293
General Reserve......................................................       14,659      14,159
Pension Reserve......................................................          112      --
Surplus..............................................................          576         457
Unallocated Net Income...............................................          316       1,285
                                                                       ------------  ---------
Total................................................................   $   15,956   $  16,194
                                                                       ------------  ---------
                                                                       ------------  ---------

    Unallocated Net Income consists of earnings in the current and immediately preceding fiscal years. Commencing in 1950, a portion or all of the unallocated Net Income has been allocated to the General Reserve. The Board of Governors, consisting of one Governor appointed by each member, periodically approves transfers out of unallocated Net Income and Surplus, components of Retained Earnings, after an assessment by the Executive Directors of IBRD's reserve needs, to various entities for development purposes consistent with IBRD's Articles of Agreement.

    On July 31, 1997, the Executive Directors allocated $500 million of the net income earned in the fiscal year ended June 30, 1997 to the General Reserve and $112 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan (the Plan) and the Plan's accounting expenses for the fiscal year 1997. This Pension Reserve would be reduced if in any future fiscal year pension accounting expenses were to exceed the actual funding of the Plan. On September 25, 1997, the Board of Governors approved the following transfers out of unallocated Net Income: an amount equivalent to $304 million in SDRs (valued at June 30, 1997) to IDA by way of grant, an immediate grant of $250 million to the Heavily Indebted Poor Countries Debt Initiative Trust Fund, and $119 million to Surplus. At September 30, 1997, all transfers had been made.

10  IBRD Codensed Financial Statements

--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------

NOTE D--ADMINISTRATIVE EXPENSES

    As a result of the reevaluation of the economic assumptions underlying IBRD's pension expense methodology during the fiscal year 1997, and changes in the Staff Retirement Plan assets at their fair value, IBRD recorded pension income of $46 million for the three months ended September 30, 1997 ($nil at September 30, 1996). This reevaluation was completed in March 1997, at which time IBRD recorded pension income of $49 million for the nine months ended March 31, 1997.

                                          IBRD Codensed Financial Statements  11

--------------------------------------------------------------------------------

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

--------------------------------------------------------------------------------

        DELOITTE TOUCHE
               TOHMATSU
   (International Firm)
                         ------------------------------------------
       1900 M Street NW
         Washington, DC

President and Board of Governors
International Bank for Reconstruction and Development

    We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of September 30, 1997, and the related condensed statements of income, changes in retained earnings and cash flows for the three-month period then ended. These financial statements are the responsibility of IBRD's management.

    We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and International Standards on Auditing. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with International Standards on Auditing, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

    Based on our review, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America and with International Accounting Standards.

    The balance sheet as of June 30, 1997 (not presented herein), from which the condensed balance sheet as of June 30, 1997 was derived, was audited by other auditors whose report dated July 28, 1997, expressed an unqualified opinion on such balance sheet.

Deloitte Touch Tohmatsu (International Firm)
November 11, 1997

                                          --------------------------------------
                                          Beijing, London, Mexico City, Moscow,
                                          Paris, Tokyo, Toronto

NOVEMBER 17, 1997                                                    ACT RPT 025
10:05:41                                                             Page 1

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC REPORT ON CHANGES IN BORROWINGS
               NEW BORROWINGS (MLT) 01-JUL-1997 THRU 30-SEP-1997


Source : Public

DESCRIPTION                                 ISSUE #     CURRENCY       TRANCHE       BOND AMOUNT     US$ EQUIVALENT
----------------------------------------     -----     -----------  -------------  ----------------  --------------
AUSTRALIAN DOLLARS
AUD 100 MILLION 6.75% CALLABLE BOND DUE
  JULY 15, 2002.........................          38          AUD             1         100,000,000     74,450,000
CANADIAN DOLLARS
CAD 100 million 5-3/8% Notes due
  December 30, 2002.....................         601          CAD             1         100,000,000     72,296,125
SWISS FRANCS
CHF 200 million 2.5% Notes due
  12/28/2001............................         246          CHF             1         200,000,000    134,698,276
DANISH KRONER
DKK 400 million 5.75% Notes due December
  30, 2004..............................         604          DKK             1         400,000,000     57,281,970
SPANISH PESETAS
ESP 16 billion 5% Bonds due August 18,
  2002..................................          19          ESP             1      16,000,000,000    103,039,670
POUNDS STERLING
GBP 125 million 7.0% eurnotes of 1997,
  due August 10, 1999...................         598          GBP             1         125,000,000    211,762,500
GBP 300 million 7.125% Bonds due July
  30, 2007..............................         607          GBP             1         300,000,000    495,330,000

DESCRIPTION                                SETTLEMENT DATE
----------------------------------------  -----------------
AUSTRALIAN DOLLARS
AUD 100 MILLION 6.75% CALLABLE BOND DUE
  JULY 15, 2002.........................        15-JUL-1997
CANADIAN DOLLARS
CAD 100 million 5-3/8% Notes due
  December 30, 2002.....................        25-JUL-1997
SWISS FRANCS
CHF 200 million 2.5% Notes due
  12/28/2001............................        28-AUG-1997
DANISH KRONER
DKK 400 million 5.75% Notes due December
  30, 2004..............................        18-AUG-1997
SPANISH PESETAS
ESP 16 billion 5% Bonds due August 18,
  2002..................................        18-AUG-1997
POUNDS STERLING
GBP 125 million 7.0% eurnotes of 1997,
  due August 10, 1999...................        10-JUL-1997
GBP 300 million 7.125% Bonds due July
  30, 2007..............................        30-JUL-1997

NOVEMBER 17, 1997                                                    ACT RPT 025
10:05:41                                                             Page 2

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC REPORT ON CHANGES IN BORROWINGS
               NEW BORROWINGS (MLT) 01-JUL-1997 THRU 30-SEP-1997

Source : Public

DESCRIPTION                           ISSUE #     CURRENCY       TRANCHE         BOND AMOUNT      US$ EQUIVALENT    SETTLEMENT DATE
----------------------------------  -----------  -----------  -------------  -------------------  ---------------  -----------------
GBP 150 million 4.25% Notes, due
  September 10, 2002..............         615          GBP             1            150,000,000      237,390,000        10-SEP-1997
                                                                                                  ---------------
** Total By Currency..............                                                                    944,482,500
                                                                                                  ---------------
GREEK DRACHMAS
GRD 15 billion Floating euroNotes,
  due October 10, 2000............         609          GRD             1         15,000,000,000       52,973,584        10-SEP-1997
GRD 15 billion Step Down Coupon
  Bonds due September 9, 2002.....         612          GRD             1         15,000,000,000       52,475,074        09-SEP-1997
                                                                                                  ---------------
** Total By Currency..............                                                                    105,448,658
                                                                                                  ---------------
ITALIAN LIRE
ITL 300 BILLION EURO LIRA CALLABLE
  7/22/98 DUE JULY 22, 2004.......          37          ITL             1        300,000,000,000      171,271,002        22-JUL-1997
ITL Equity-Linked Bonds due August
  28, 2002........................          39          ITL             1        100,000,000,000       56,978,758        28-AUG-1997
ITL 1 trillion 6.50% Notes due
  July 30, 2007...................         602          ITL             1      1,000,000,000,000      556,712,280        30-JUL-1997
ITL 1 Trillion Step Down Coupon
  Notes due January 2, 2007.......         606          ITL             1      1,000,000,000,000      553,654,675        05-AUG-1997
                                                                                                  ---------------
** Total By Currency..............                                                                  1,338,616,715
                                                                                                  ---------------

NOVEMBER 17, 1997                                                    ACT RPT 025
10:05:41                                                             Page 3

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC REPORT ON CHANGES IN BORROWINGS
               NEW BORROWINGS (MLT) 01-JUL-1997 THRU 30-SEP-1997

Source : Public

DESCRIPTION                                ISSUE #     CURRENCY       TRANCHE       BOND AMOUNT    US$ EQUIVALENT
---------------------------------------  -----------  -----------  -------------  ---------------  ---------------
LUXEMBOURG FRANCS
LUF 2 billion 5.5% Notes due September
  17, 2007.............................          12          LUF             1      2,000,000,000       54,884,742
NEW ZEALAND DOLLARS
NZD 100 million 7.00% notes of 1997,
  due July 25, 2000....................         595          NZD             1        100,000,000       64,750,000
NZD 600 million Zero coupon Global
  Bonds due August 20, 2007............         611          NZD             1        600,000,000      385,980,000
NZD 500 million 7% Global Notes due
  September 18, 2000...................         613          NZD             1        500,000,000      317,300,000
                                                                                                   ---------------
** Total By Currency...................                                                                768,030,000
                                                                                                   ---------------
UNITED STATES DOLLARS
USD 250 million 6% euro Issue due July
  14, 1999.............................         599          USD             1        250,000,000      250,000,000
USD 200 million 5.50% Notes due July
  27, 2000.............................         605          USD             1        200,000,000      200,000,000
USD 300 million 6% Euro Issue due
  August 22, 2000......................         608          USD             1        300,000,000      300,000,000
USD 300 million 6.25% Notes of 1997,
  due September 26, 2001...............         614          USD             1        300,000,000      300,000,000
                                                                                                   ---------------
** Total By Currency...................                                                              1,050,000,000
                                                                                                   ---------------

DESCRIPTION                               SETTLEMENT DATE
---------------------------------------  -----------------
LUXEMBOURG FRANCS
LUF 2 billion 5.5% Notes due September
  17, 2007.............................        17-SEP-1997
NEW ZEALAND DOLLARS
NZD 100 million 7.00% notes of 1997,
  due July 25, 2000....................        25-JUL-1997
NZD 600 million Zero coupon Global
  Bonds due August 20, 2007............        20-AUG-1997
NZD 500 million 7% Global Notes due
  September 18, 2000...................        18-SEP-1997
** Total By Currency...................
UNITED STATES DOLLARS
USD 250 million 6% euro Issue due July
  14, 1999.............................        14-JUL-1997
USD 200 million 5.50% Notes due July
  27, 2000.............................        22-JUL-1997
USD 300 million 6% Euro Issue due
  August 22, 2000......................        22-AUG-1997
USD 300 million 6.25% Notes of 1997,
  due September 26, 2001...............        26-SEP-1997
** Total By Currency...................

NOVEMBER 17, 1997                                                    ACT RPT 025
10:05:41                                                             Page 4

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC REPORT ON CHANGES IN BORROWINGS
               NEW BORROWINGS (MLT) 01-JUL-1997 THRU 30-SEP-1997

Source : Public

DESCRIPTION                              ISSUE #     CURRENCY       TRANCHE       BOND AMOUNT    US$ EQUIVALENT    SETTLEMENT DATE
-------------------------------------  -----------  -----------  -------------  ---------------  ---------------  -----------------
SOUTH AFRICAN RAND
ZAR 2 Billion Zero Coupon notes of
  1997, due July 14, 2027............         594          ZAR             1      2,000,000,000      439,415,580        14-JUL-1997
ZAR 1 Billion Zero Coupon of 1997,
  due July 14, 2027..................         594          ZAR             2      1,000,000,000      219,707,790        14-JUL-1997
ZAR 150 million, Step-Down 5-year
  notes due Sept. 4, 2002............         610          ZAR             1        150,000,000       31,897,926        04-SEP-1997
ZAR 250 million notes of 1997, due
  September 25, 2000.................         617          ZAR             1        250,000,000       53,151,908        25-SEP-1997
                                                                                                 ---------------
** Total By Currency.................                                                                744,173,204
                                                                                                 ---------------
** Total By Source...................                                                              5,447,401,860
                                                                                                 ---------------

NOVEMBER 17, 1997                                                    ACT RPT 025
10:05:41                                                             Page 5

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                        LIABILITIES MANAGEMENT SYSTEM

                      SEC REPORT ON CHANGES IN BORROWINGS
             MATURED BORROWINGS (MLT) 01-JUL-1997 THRU 30-SEP-1997

Source : Official

DESCRIPTION                             ISSUE #     CURRENCY       TRANCHE      REDEMPTION AMOUNT   US$ EQUIVALENT
------------------------------------  -----------  -----------  -------------  -------------------  --------------
DEUTSCHE MARK
8.48% DEM Notes of 1992, Due August
  1, 1997                                    275          DEM             1          250,000,000      135,589,543

DESCRIPTION                            REDEMPTION DATE
------------------------------------  -----------------
DEUTSCHE MARK
8.48% DEM Notes of 1992, Due August
  1, 1997                                   01-AUG-1997

*   Indicates Partial Maturity

NOVEMBER 17, 1997                                                    ACT RPT 025
10:05:41                                                             Page 6

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC REPORT ON CHANGES IN BORROWINGS
             MATURED BORROWINGS (MLT) 01-JUL-1997 THRU 30-SEP-1997

Source : Public

DESCRIPTION                              ISSUE #     CURRENCY       TRANCHE      REDEMPTION AMOUNT   US$ EQUIVALENT
-------------------------------------  -----------  -----------  -------------  -------------------  --------------
6.25% DM Bonds of 1987, due 1997.....         249          DEM             1           600,000,000     334,112,930
SPANISH PESETAS
12.25% ESB Bonds of 1987, due 1997...           1          ESP             1        10,000,000,000      65,082,981
FRENCH FRANCS
10.90% F Bonds of 1985, due 1997.....           2          FRF             1         1,000,000,000     164,541,341
ITALIAN LIRE
ITL 200 BILLION 10.5% 2-YEAR BONDS OF
  1995, DUE JULY 3, 1997.............         510          ITL             1       200,000,000,000     117,819,630
JAPANESE YEN
7.00% JPY/NZD Dual Currency Bonds of
  96, due August 29, 1997............          21          JPY             1            66,676,700         562,198
DUAL CURRENCY JPY/AUD SPECIAL
  BONDS--FIRST OFFERING (A)..........         192          JPY             1        30,000,000,000     255,754,476
                                                                                                     --------------
** Total By Currency.................                                                                  256,316,674
                                                                                                     --------------

DESCRIPTION                             REDEMPTION DATE
-------------------------------------  -----------------
6.25% DM Bonds of 1987, due 1997.....        17-JUL-1997
SPANISH PESETAS
12.25% ESB Bonds of 1987, due 1997...        08-SEP-1997
FRENCH FRANCS
10.90% F Bonds of 1985, due 1997.....        22-JUL-1997
ITALIAN LIRE
ITL 200 BILLION 10.5% 2-YEAR BONDS OF
  1995, DUE JULY 3, 1997.............        03-JUL-1997
JAPANESE YEN
7.00% JPY/NZD Dual Currency Bonds of
  96, due August 29, 1997............        29-AUG-1997
DUAL CURRENCY JPY/AUD SPECIAL
  BONDS--FIRST OFFERING (A)..........        30-JUL-1997
** Total By Currency.................

*   Indicates Partial Maturity

NOVEMBER 17, 1997                                                    ACT RPT 025
10:05:41                                                             Page 7

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC REPORT ON CHANGES IN BORROWINGS
             MATURED BORROWINGS (MLT) 01-JUL-1997 THRU 30-SEP-1997

Source : Public

DESCRIPTION                               ISSUE #     CURRENCY       TRANCHE      REDEMPTION AMOUNT   US$ EQUIVALENT
--------------------------------------  -----------  -----------  -------------  -------------------  ---------------
NETHERLANDS GUILDERS
7.5% f. Bonds of 1985, due
  1991-1997...........................          73          NLG             1            57,148,000        28,130,938
NEW ZEALAND DOLLARS
12.50% NZD Bonds of 1990, due JULY 25,
  1997................................           2          NZD             1           250,000,000       161,875,000
UNITED STATES DOLLARS
USD ZERO Coupon of 1985, due 15 Aug.
  1997................................         189          USD            13            18,000,000        18,000,000
9% US$ Notes of 1987, due 1997........         212          USD             1           295,200,000       295,200,000
5-7/8% 5-Year Bonds of 1992, due July
  16, 1997............................         248          USD             1         1,500,000,000     1,500,000,000
ESP-DEM Exch. Rate Linked USD Notes of
  1992 due Aug. 7, 1997...............         249          USD             1            50,000,000        50,000,000
                                                                                                      ---------------
** Total By Currency..................                                                                  1,863,200,000
                                                                                                      ---------------
** Total By Source....................                                                                  2,991,079,494
                                                                                                      ---------------

DESCRIPTION                              REDEMPTION DATE
--------------------------------------  -----------------
NETHERLANDS GUILDERS
7.5% f. Bonds of 1985, due
  1991-1997...........................        01-SEP-1997
NEW ZEALAND DOLLARS
12.50% NZD Bonds of 1990, due JULY 25,
  1997................................        25-JUL-1997
UNITED STATES DOLLARS
USD ZERO Coupon of 1985, due 15 Aug.
  1997................................        15-AUG-1997
9% US$ Notes of 1987, due 1997........        12-AUG-1997
5-7/8% 5-Year Bonds of 1992, due July
  16, 1997............................        16-JUL-1997
ESP-DEM Exch. Rate Linked USD Notes of
  1992 due Aug. 7, 1997...............        07-AUG-1997
** Total By Currency..................
** Total By Source....................

*   Indicates Partial Maturity

NOVEMBER 17, 1997                                                    ACT RPT 025
10:05:41                                                             Page 8

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC Report On Changes in Borrowings
             MATURED BORROWINGS (MLT) 01-JUL-1997 thru 30-SEP-1997

Source : Private

DESCRIPTION                             ISSUE #     CURRENCY       TRANCHE      REDEMPTION AMOUNT   US$ EQUIVALENT
------------------------------------  -----------  -----------  -------------  -------------------  --------------
SWISS FRANCS
7% CHF Notes of 1990, due August 27,
  1997..............................         225          CHF             1           200,000,000     133,093,765
ITALIAN LIRE
ITL 12.125% MTN of 1992, due August
  21, 1997..........................        1025          ITL             1        30,000,000,000      16,770,176
JAPANESE YEN
4.8% JPY Bonds of 1987, due Jul. 20,
  1997 (Series E)...................         141          JPY             1        10,000,000,000      86,505,190
UNITED STATES DOLLARS
Zero-coupon US$ Bonds of 1987, due
  2037/38...........................         215          USD             2             3,700,000       3,700,000
USD Floating Rate Notes of 1992 due
  July 22, 1997.....................        1019          USD             1            10,000,000      10,000,000
USD FRN of 1992, due 8/11/97........        1021          USD             1            30,000,000      30,000,000
USD 20 Million MTN of 1992, due
  August 14, 1997...................        1023          USD             1            20,000,000      20,000,000
USD 75 mn 5-Year FRN of 1992, due
  Sept. 9, 1997.....................        1027          USD             1            75,000,000      75,000,000

                                                                                                   --------------
** Total By Currency................                                                                  138,700,000
                                                                                                    --------------

DESCRIPTION                            REDEMPTION DATE
------------------------------------  -----------------
SWISS FRANCS
7% CHF Notes of 1990, due August 27,
  1997..............................        27-AUG-1997
ITALIAN LIRE
ITL 12.125% MTN of 1992, due August
  21, 1997..........................        21-AUG-1997
JAPANESE YEN
4.8% JPY Bonds of 1987, due Jul. 20,
  1997 (Series E)...................        20-JUL-1997
UNITED STATES DOLLARS
Zero-coupon US$ Bonds of 1987, due
  2037/38...........................        23-SEP-1997
USD Floating Rate Notes of 1992 due
  July 22, 1997.....................        22-JUL-1997
USD FRN of 1992, due 8/11/97........        11-AUG-1997
USD 20 Million MTN of 1992, due
  August 14, 1997...................        14-AUG-1997
USD 75 mn 5-Year FRN of 1992, due
  Sept. 9, 1997.....................        09-SEP-1997
                                      -----------------
** Total By Currency................

*   Indicates Partial Maturity

NOVEMBER 17, 1997                                                   ACT RPT 025
10:05:41                                                            Page 9

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC REPORT ON CHANGES IN BORROWINGS
             MATURED BORROWINGS (MLT) 01-JUL-1997 THRU 30-SEP-1997

Source : Private

DESCRIPTION                           ISSUE #     CURRENCY       TRANCHE      REDEMPTION AMOUNT   US$ EQUIVALENT   REDEMPTION DATE
----------------------------------  -----------  -----------  -------------  -------------------  --------------  -----------------
EUROPEAN CURRENCY UNITS
ECU FRN of 1992, Due July 28,
  1997............................        1018          XEU             1          15,000,000        16,237,800         28-JUL-1997
                                                                                                  --------------
** Total By Source................                                                                  391,306,931
                                                                                                  --------------

*   Indicates Partial Maturity

NOVEMBER 17, 1997                                                    ACT RPT 025
10:05:41                                                             Page 10

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC REPORT ON CHANGES IN BORROWINGS
             MATURED BORROWINGS (MLT) 01-JUL-1997 THRU 30-SEP-1997


Source : Loans

DESCRIPTION                             ISSUE #     CURRENCY       TRANCHE      REDEMPTION AMOUNT   US$ EQUIVALENT
------------------------------------  -----------  -----------  -------------  -------------------  --------------
JAPANESE YEN
5.80% JPY Loan of 1987, due Feb. 16,
  2001..............................         123          JPY             1         1,800,000,000      15,544,041
JAPANESE YEN LOAN OF 1987, DUE
  1994/2001.........................         125          JPY             3         1,000,000,000       8,438,819
JAPANESE YEN LOAN OF 1987, DUE
  1996-2001.........................         127          JPY             1           660,000,000       5,617,021
JAPANESE YEN LOAN OF 1987, DUE
  1994-1999.........................         131          JPY             1         2,700,000,000      23,830,538
JAPANESE YEN LOAN OF 1987, DUE
  1993-1998.........................         135          JPY             1         2,700,000,000      22,848,439
JAPANESE YEN LOAN OF 1987, DUE
  1994-1999.........................         136          JPY             1         1,350,000,000      11,915,269
6 %JPY Loan of 1989, due Jul. 10, 1997
 (Ref. #86).........................         176          JPY             1        20,000,000,000     176,522,507
                                                                                                    --------------
** Total By Currency................                                                                  264,716,634
                                                                                                    --------------
NETHERLANDS GUILDERS
8.125% NLG LOAN OF 1985, DUE
  1993-2000.........................          72          NLG             1            12,500,000       6,326,871
                                                                                                    --------------
** Total By Source..................                                                                  271,043,505
                                                                                                    --------------

DESCRIPTION                            REDEMPTION DATE
------------------------------------  -----------------
JAPANESE YEN
5.80% JPY Loan of 1987, due Feb. 16,
  2001..............................      18-AUG-1997 *
JAPANESE YEN LOAN OF 1987, DUE
  1994/2001.........................      11-AUG-1997 *
JAPANESE YEN LOAN OF 1987, DUE
  1996-2001.........................      31-JUL-1997 *
JAPANESE YEN LOAN OF 1987, DUE
  1994-1999.........................      10-JUL-1997 *
JAPANESE YEN LOAN OF 1987, DUE
  1993-1998.........................      21-AUG-1997 *
JAPANESE YEN LOAN OF 1987, DUE
  1994-1999.........................      10-JUL-1997 *

** Total By Currency................
NETHERLANDS GUILDERS
8.125% NLG LOAN OF 1985, DUE
  1993-2000.........................      10-JUL-1997 *
** Total By Source..................

*   Indicates Partial Maturity

NOVEMBER 17, 1997                                                    ACT RPT 025
10:05:41                                                             Page 11

               INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC Report On Changes in Borrowings
            MATURED BORROWINGS (COLTS) 01-JUL-1997 thru 30-SEP-1997

Source : Public

DESCRIPTION                             ISSUE #     CURRENCY       TRANCHE      REDEMPTION AMOUNT   US$ EQUIVALENT
------------------------------------  -----------  -----------  -------------  -------------------  --------------
UNITED STATES DOLLARS
8.9% COLTS DUE 09-JUL-1997..........          94          USD             1             150,000           150,000
9% COLTS DUE 23-JUL-1997............          96          USD             1          10,000,000        10,000,000
9.02% COLTS DUE 28-JUL-1997.........          98          USD             1           5,000,000         5,000,000
9.15% COLTS DUE 05-AUG-1997.........         100          USD             1           5,150,000         5,150,000
9.9% COLTS DUE 15-SEP-1997..........         117          USD             1           5,800,000         5,800,000
9.89% COLTS DUE 15-SEP-1997.........         120          USD             1           3,300,000         3,300,000
10.03% COLTS DUE 15-SEP-1997........         122          USD             1           5,000,000         5,000,000
10.125% COLTS DUE 15-SEP-1997.......         126          USD             1          10,180,000        10,180,000
7.9% COLTS DUE 01-SEP-1997..........         249          USD             1           2,000,000         2,000,000
9.9% COLTS DUE 15-SEP-1997..........         252          USD             1              50,000            50,000
7.8% COLTS DUE 15-AUG-1997..........         263          USD             1           1,000,000         1,000,000
9.3% COLTS DUE 01-JUL-1997..........         503          USD             1           1,000,000         1,000,000
9.45% COLTS DUE 05-AUG-1997.........         605          USD             1              25,000            25,000
8.55% COLTS DUE 15-SEP-1997.........        1202          USD             1             550,000           550,000
8.89% COLTS DUE 21-JUL-1997.........        1448          USD             1              55,000            55,000
8.8% COLTS DUE 04-AUG-1997..........        1450          USD             1              25,000            25,000
9.05% COLTS DUE 25-AUG-1997.........        1452          USD             1              40,000            40,000
9.06% COLTS DUE 27-AUG-1997.........        1455          USD             1             375,000           375,000
9.28% COLTS DUE 04-SEP-1997.........        1458          USD             1             100,000           100,000
9.125% COLTS DUE 15-SEP-1997........        1461          USD             1             100,000           100,000
8.05% COLTS DUE 01-SEP-1997.........        1541          USD             1              50,000            50,000
                                                                                                    --------------
** Total By Currency................                                                                   49,950,000
                                                                                                    --------------
                                                                                                    --------------
** Total By Source..................                                                                   49,950,000
                                                                                                    --------------

DESCRIPTION                            REDEMPTION DATE
------------------------------------  -----------------
UNITED STATES DOLLARS
8.9% COLTS DUE 09-JUL-1997..........        09-JUL-1997
9% COLTS DUE 23-JUL-1997............        23-JUL-1997
9.02% COLTS DUE 28-JUL-1997.........        28-JUL-1997
9.15% COLTS DUE 05-AUG-1997.........        05-AUG-1997
9.9% COLTS DUE 15-SEP-1997..........        15-SEP-1997
9.89% COLTS DUE 15-SEP-1997.........        15-SEP-1997
10.03% COLTS DUE 15-SEP-1997........        15-SEP-1997
10.125% COLTS DUE 15-SEP-1997.......        15-SEP-1997
7.9% COLTS DUE 01-SEP-1997..........        01-SEP-1997
9.9% COLTS DUE 15-SEP-1997..........        15-SEP-1997
7.8% COLTS DUE 15-AUG-1997..........        15-AUG-1997
9.3% COLTS DUE 01-JUL-1997..........        01-JUL-1997
9.45% COLTS DUE 05-AUG-1997.........        05-AUG-1997
8.55% COLTS DUE 15-SEP-1997.........        15-SEP-1997
8.89% COLTS DUE 21-JUL-1997.........        21-JUL-1997
8.8% COLTS DUE 04-AUG-1997..........        04-AUG-1997
9.05% COLTS DUE 25-AUG-1997.........        25-AUG-1997
9.06% COLTS DUE 27-AUG-1997.........        27-AUG-1997
9.28% COLTS DUE 04-SEP-1997.........        04-SEP-1997
9.125% COLTS DUE 15-SEP-1997........        15-SEP-1997
8.05% COLTS DUE 01-SEP-1997.........        01-SEP-1997
** Total By Currency................

** Total By Source..................

NOVEMBER 17, 1997                                                    ACT RPT 025
10:05:41                                                             Page 12

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC REPORT ON CHANGES IN BORROWINGS
             PREPAYMENT ADVICES (MLT) 01-JUL-1997 THRU 30-SEP-1997

Source : Public

DESCRIPTION                             ISSUE #     CURRENCY       TRANCHE     PREPAYMENT AMOUNT   US$ EQUIVALENT   PREPAYMENT DATE
------------------------------------  -----------  -----------  -------------  ------------------  --------------  -----------------
AUSTRALIAN DOLLARS
7.65% AUD NOTES OF 1996, DUE JUNE 1,
  1999..............................         534          AUD             1           16,412,000      11,897,059         30-SEP-1997
POUNDS STERLING
GBP 350 million Zero-coupon Notes,
  due July 17, 2000.................          31          GBP             1          100,000,000     168,540,000         17-JUL-1997
ITALIAN LIRE
ITL 200 BILLION 5-YR CAPPED AND
  CALLABLE FLOATER..................          13          ITL             1      200,000,000,000     117,819,630         03-JUL-1997
ITL 800 billion 6.5% notes due on
  March 4, 2004.....................          26          ITL             1      160,000,000,000      86,686,568         08-AUG-1997
ITL 800 billion 6.5% notes due on
  March 4, 2004.....................          26          ITL             1       33,000,000,000      19,052,568         29-SEP-1997
                                                                                                   --------------
** Total By Currency................                                                                 223,558,766
                                                                                                   --------------
UNITED STATES DOLLARS
6.70% USD CALLABLE NOTES OF 1996,
  DUE JULY 19, 1999.................          18          USD             1           50,000,000      50,000,000         19-JUL-1997
                                                                                                   --------------
** Total By Source..................                                                                 453,995,825
                                                                                                   --------------